Prestige Wealth Inc.

June 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Madeleine Mateo
Susan Block
William Schroeder
Michael Volley

Re:	Prestige Wealth Inc.
Registration Statement on Form F-1, as amended (File No. 333-267999)

Ladies and Gentlemen:

On June 28, 2023, Prestige Wealth Inc. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:30 p.m. ET on June 30, 2023, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

Prestige Wealth Inc.

By:	/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer